FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 20 July 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding 1st Quarter Results sent to the London Stock Exchange on 20 July 2005






      O2 PLC ANNOUNCES FIRST QUARTER KEY PERFORMANCE INDICATORS AND ADOPTS
                  INTERNATIONAL FINANCIAL REPORTING STANDARDS

Released: 20 July 2005

Peter Erskine, Chief Executive of O2 plc, commented:

"All our mobile businesses have delivered another good quarter, driven by the continued growth of the customer base, to 24.6 million, 15.5% higher than at the same time last year. Underlying voice and data trends remain robust, although voice ARPU growth in the UK and Germany continues to be restrained by the 2004 termination rate cuts. The initial impact of our initiatives to reduce UK churn is encouraging, with short-term churn metrics improving for both our contract and pre-pay customer bases.

At the end of the first quarter we are increasingly confident that all our businesses will again deliver all their growth and margin targets in 2005/06."

Key performance indicators (KPI) for the three-month period ending 30 June 2005 (including the impact of adoption of IFRS):

Service revenue:

- O2 UK net service revenue grew by 3% year-on-year (including termination cut);
-    O2 Germany service revenue grew by 24% year-on-year (at constant currency);
-    O2 Ireland service revenue grew by 15% year-on-year (at constant currency).

     Customer numbers:

-    O2 added 646,000 customers, taking the total base to 24.6 million
     -    O2 UK added 232,000 customers;
     -    O2 Germany added 412,000 customers;

Average revenue per user (ARPU), including impact of IFRS adoption in O2 UK:

-   O2 UK blended ARPU GBP271 (Q4: GBP273; Q1 '04/'05: GBP269)
-   O2 Germany blended ARPU EUR356 (Q4: EUR363; Q1 '04/'05: EUR367)
-   O2 Ireland blended ARPU EUR571 (Q4: EUR565; Q1 '04/'05: EUR556) Mobile data:

-   SMS volume grew by 34% year-on-year, to 4.31 billion
-   Data as a proportion of service revenue stable at 26.0%
-   34% of O2 customers used non-SMS data services.

International Financial Accounting Standards ("IFRS")
O2 plc is required, under EU Regulations, to adopt International Financial Reporting Standards as its primary basis of accounting for the year ending 31 March 2006. IFRS has replaced UK Generally Accepted Accounting Principles ("UK GAAP"), under which O2 has prepared and presented its financial statements up to 31 March 2005.

The principal effects on O2's reported financial information arise from the following differences in accounting under IFRS compared with UK GAAP:

-    recognition of mobile number portability ("MNP") revenue on a net basis;
-    cessation of goodwill amortisation;
-    recognition of all employee benefits, principally pension obligations;
-    inclusion of a charge for employee share schemes based on fair value;
-    recognition of certain financial instruments at fair value;
-    recognition of certain deferred tax liabilities;
-    de-recognition of dividends not declared at period end.

The impact on financial results and key performance indicators ("KPIs") for the year ended 31 March 2005, compared with the UK GAAP reported results, are as follows:

-    O2 UK revenue reduced by GBP108 million, to GBP3,922 million;
-    O2 UK 12-month rolling blended ARPU reduced by GBP8, to GBP273;
-    EBITDA reduced by GBP8 million, to GBP1,760 million;
-    O2 UK EBITDA margin increased from 29.4 % to 30.2%;
-    Underlying earnings(1) GBP727 million (UK GAAP: GBP735 million);
-    Underlying earnings(1) per share 8.4 pence (UK GAAP: 8.5 pence);
-    Basic earnings per share of 5.7 pence (UK GAAP: 3.5 pence);
-    Group net debt increased by GBP1 million, to GBP79 million;
-    Net assets reduced by GBP86 million, to GBP10,195 million.

(1) Before goodwill and UMTS licences amortisation and exceptional items

O2 UK - Mobile Number Portability (MNP)

O2 UK receives income and incurs a related expense on calls which are "ported" to another mobile operator. Porting arises when an O2 customer leaves O2 and joins another network and takes their existing mobile number to their new network. All calls received by that customer are still routed via the O2 network to the network of the new operator. For all incoming calls to the O2 network, O2 receives a termination fee per minute and is required to pass that fee to the new operator. The receiving operator pays O2 a small commission for conveying the call.

Under UK GAAP O2 UK recognised the termination fee on a gross basis and thus included these amounts in both revenue and cost of sales. Under IFRS O2 will recognise the termination payments on a net basis. This adjustment is solely a reclassification which does not alter profit or cash flow.

However, in the year ended 31 March 2005 the adjustment reduces O2 UK's total revenue and operating costs by GBP108 million each, increases O2 UK's EBITDA margin by 0.8 percentage points to 30.2%, and reduces 12-month rolling blended ARPU by GBP8.

A summary of the quarterly and half-yearly changes for O2 UK for the year ended 31 March 2005 is presented in Appendices 1 and 2.

A full description of the differences between UK GAAP and IFRS, and the impact on O2 plc's primary financial information for the 12 months ended 31 March 2005 and 6 months ended 30 September 2004, is presented in detail in O2 plc Release ref. PR0518.

FIRST QUARTER Operating review

O2 UK (including the impact of adoption of IFRS)

First quarter net service revenue grew by 3% year-on-year. The impact of the 30% termination rate cut in September 2004, and the loss of the BT contract during the second half of last year, reduced net service revenue by approximately 8% compared to the first quarter of 2004/05.

The business demonstrated continuing underlying momentum. A total of 232,000 net new customers were added in the quarter, taking the base to 14.616 million, 8.1% higher than at the same time last year. Blended ARPU was GBP271, GBP2 lower than at the end of the previous quarter but GBP2 higher than in the first quarter last year, despite the approximately GBP15 impact of the September 2004 termination rate.

The initiatives introduced to reduce churn are demonstrating encouraging progress in both the pre-pay and contract markets. The level of contract upgrades is running well ahead of the same time last year, and the initial response rate to the pre-pay Reward offer is ahead of expectations. The churn metrics are starting to improve, with the monthly churn rate declining for both the contract and pre-pay customer bases.

O2 Germany

Service revenue grew by 24% at constant currency in the first quarter, driven by the continuing high level of net customer additions. A total of 412,000 net new customers were added in the quarter, taking the base to 8.388 million, 33% higher than at the same time last year. The 17% termination rate cut in December 2004 reduced service revenue by approximately 3% compared to the first quarter of 2004/05.

Blended ARPU remained the highest in the German market, at EUR356, down from EUR363 in the previous quarter, partly reflecting the impact of the termination rate cut. The changing customer mix also affected blended ARPU, due to the recent strong growth of the pre-pay customer base. Contract ARPU of EUR527 was EUR4 lower than the previous quarter, reflecting the recent rapid growth of new O2 Active customer propositions, in addition to the ongoing success of the high-ARPU Genion Homezone range of services.

A total of 268,000 net new pre-pay customers were added in the quarter, well ahead of the growth achieved in the same quarter last year. Pre-pay ARPU remained broadly flat at EUR139, in spite of the December 2004 termination rate cut. The Tchibo Mobile joint venture continued to perform well, with 83,000 net new customers added in the quarter.

O2 Ireland

Service revenue in the first quarter grew by 14.6% at constant currency, driven by both customer growth and improving ARPU. The customer base remained broadly flat quarter-on-quarter, but was 9.7% higher than at the same time last year. Twelve-month rolling blended ARPU of EUR571 was 2.7% higher than in the first quarter of 2004/05, reflecting strong underlying voice and data usage trends.

O2 Airwave

In July Airwave was awarded the contract to provide a communications service to all Ambulance Trusts in England. The total value of the contract for network access and provision and integration of equipment is approximately GBP390 million over 13 years. Airwave will invest approximately GBP75 million over a three-year period, of which around 50% will cover non-network expenditure. The Scottish and Welsh Ambulance Service Trusts are scheduled to decide on their choice of communications solutions in the near future. O2 Airwave is also short-listed for the Fire Service national communications contract, and 78 other public safety organisations are already signed up to the service.

OUTLOOK
At the end of the first quarter, the Group is increasingly confident that all its operating businesses will deliver all of their revenue, margin and capital expenditure targets for the year ending 31 March 2006:

-    O2 UK

The Group expects mid-single digit growth in net service revenue, reflecting the remaining five months' impact of the September 2004 termination rate cut, and continuing competition in what is now a highly penetrated mobile market.

The EBITDA margin is expected to remain broadly stable, reflecting the competitiveness of the market, and O2 UK's programme to allocate substantial resources to develop additional customer-facing capabilities, and achieve higher long-term customer retention.

(Note that the change in the definition of service revenue under IFRS does not have a material impact on either the service revenue growth or EBITDA margin guidance.)

-    O2 Germany

The Group expects to deliver further strong service revenue growth, mainly driven by continued rapid growth of the customer base. The EBITDA margin is expected to improve further, to around 20%, reflecting O2 Germany's continuing prioritisation of revenue growth, as well as the impact of UMTS network running costs and the continued costs of national roaming.

-    Group capital expenditure

Capital expenditure is expected to be broadly in line with the total incurred in 2004/05 (excluding the network sharing agreement payments in Germany), with higher UMTS network investment, particularly in Germany, offsetting the reduction in Airwave capital expenditure due to completion of the police network roll-out.

           Cautionary statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

-    our annual report and accounts and half-yearly reports;
-    our press releases and other written materials; and
- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.#

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned sections.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.

1.   Customer numbers


                Customers Customers Customers  Customers         Net Customers
                    at 30     at 30     at 31      at 31   additions     at 30
                     June September  December      March      during      June
                     2004      2004      2004       2005      period      2005
                    000's     000's     000's      000's       000's     000's
-------------------------------------------------------------------------------
O2 UK
Pre-pay             8,799     9,003      9,341     9,472         126     9,598
Post-pay            4,726     4,853      4,875     4,912         106     5,018
-------------------------------------------------------------------------------
Total              13,525    13,856     14,216    14,384         232    14,616
-------------------------------------------------------------------------------

O2 Germany
Pre-pay             2,643     2,808      3,253     3,620         268     3,888
Post-pay            3,675     3,861      4,145     4,356         144     4,500
-------------------------------------------------------------------------------
Total               6,318     6,669      7,398     7,976         412     8,388
-------------------------------------------------------------------------------

O2 Ireland
Pre-pay             1,007     1,032      1,118     1,130         (11)    1,119
Post-pay              388       393        398       403           8       411
-------------------------------------------------------------------------------
Total               1,395     1,425      1,516     1,533          (3)    1,530
-------------------------------------------------------------------------------

Manx
Pre-pay                44        45         41        41           6        47
Post-pay               21        22         22        22          (1)       21
-------------------------------------------------------------------------------
Total                  65        67         63        63           5        68
-------------------------------------------------------------------------------

O2 Group
Pre-pay            12,493    12,888     13,753    14,263         389    14,652
Post-pay            8,810     9,129      9,440     9,693         257     9,950
-------------------------------------------------------------------------------
Total              21,303    22,017     23,193    23,956         646    24,602
-------------------------------------------------------------------------------

Pre-pay percentage   58.6%     58.5%      59.3%     59.5%       60.2%     59.6%
Post-pay percentage  41.4%     41.5%      40.7%     40.5%       39.8%     40.4%
-------------------------------------------------------------------------------

2.   Non-SMS data users (90 day active)



                          Customers  Customers  Customers Customers Customers
                              at 30      at 30      at 31     at 31     at 30
                               June  September   December     March      June
                               2004       2004       2004      2005      2005
                              000's      000's      000's     000's     000's
------------------------------------------------------------------------------
O2 UK                         3,516      3,758      4,901     5,728     5,975
O2 Germany                    1,314      1,487      1,753     1,906     1,891
O2 Ireland                      286        333        411       516       493
------------------------------------------------------------------------------
O2 Group                      5,116      5,578      7,065     8,150     8,359
------------------------------------------------------------------------------
% total
customer base                  24.0%      25.3%      30.5%     34.0%     34.0%
------------------------------------------------------------------------------

3.   Average revenue per user(1) (ARPU) - GBP

                                 30          30         31       31       30
                               June   September   December    March     June
                               2004        2004       2004     2005     2005
                                GBP         GBP        GBP      GBP      GBP
----------------------------------------------------------------------------
O2 UK (2)
12 month rolling
Pre-pay                         137         139        139      138      137
Post-pay                        521         525        530      527      523
Blended                         269         273        275      273      271

Quarterly monthly average
Pre-pay                          12          12         11       11       11
Post-pay                         45          45         43       43       44
Blended                          23          23         22       22       23
----------------------------------------------------------------------------

O2 Germany
12 month rolling
Pre-pay                          95          94         94       95       95
Post-pay                        368         366        366      362      361
Blended                         252         251        251      248      244

Quarterly monthly average
Pre-pay                           8           8          8        8        8
Post-pay                         30          31         31       29       30
Blended                          20          21         21       20       19
----------------------------------------------------------------------------

O2 Ireland
12 month rolling
Pre-pay                         247         244        243      244      244
Post-pay                        721         731        750      762      787
Blended                         381         380        382      385      391

Quarterly monthly average
Pre-pay                          20          21         21       20       20
Post-pay                         59          66         66       63       68
Blended                          31          33         33       31       33
----------------------------------------------------------------------------

(1)  ARPU in all businesses includes revenue from inbound roaming.
(2) Adjusted for the effect of adoption of International Financial Reporting Standards (IFRS).

4.   Data ARPU (blended 12 month rolling) - GBP

                                 30          30         31       31       30
                               June   September   December    March     June
                               2004        2004       2004     2005     2005
                                GBP         GBP        GBP      GBP      GBP
----------------------------------------------------------------------------
O2 UK                            59          62         65       68       72
O2 Germany                       51          52         53       54       54
O2 Ireland                       81          81         81       82       83
----------------------------------------------------------------------------

5.   Average revenue per user(1) (ARPU) - Euro

                                 30          30         31       31       30
                               June   September   December    March     June
                               2004        2004       2004     2005     2005
                                GBP         GBP        GBP      GBP      GBP
----------------------------------------------------------------------------
O2 Germany
12 month rolling
Pre-pay                         138         138        138      140      139
Post-pay                        537         540        539      531      527
Blended                         367         371        370      363      356

Quarterly monthly average
Pre-pay                          11          11         12       12       11
Post-pay                         45          46         45       41       44
Blended                          31          32         31       28       29
----------------------------------------------------------------------------

O2 Ireland
12 month rolling
Pre-pay                         361         360        359      358      357
Post-pay                      1,053       1,078      1,106    1,118    1,149
Blended                         556         560        564      565      571

Quarterly monthly average
Pre-pay                          30          31         30       29       29
Post-pay                         89          98         94       91      100
Blended                          46          49         48       45       48
----------------------------------------------------------------------------

Euro rates
Quarterly                    1.5007      1.4880     1.4384   1.4427   1.4744
Annually                     1.4594      1.4736     1.4747   1.4669   1.4609
----------------------------------------------------------------------------

(1)  ARPU in all businesses includes revenue from inbound roaming.

6.   Data ARPU (blended 12 month rolling) - Euro

                                 30          30         31       31       30
                               June   September   December    March     June
                               2004        2004       2004     2005     2005
                                GBP         GBP        GBP      GBP      GBP
----------------------------------------------------------------------------
O2 Germany                       74          76         78       79       79
O2 Ireland                      118         119        120      120      121
----------------------------------------------------------------------------

7.   SMS messages

3 months ended:             30          30         31         31        30
                          June   September   December      March      June
                          2004        2004       2004       2005      2005
                       million     million    million    million   million
--------------------------------------------------------------------------

O2 UK                    2,348       2,470      2,834      3,097     3,234
O2 Germany                 532         556        628        674       703
O2 Ireland                 321         323        343        363       357
Manx                        19          10         11         11        11
--------------------------------------------------------------------------
O2 Group                 3,220       3,359      3,816      4,145     4,305
--------------------------------------------------------------------------


8.      Data as percentage of service revenues

3 months ended:                  30          30         31       31        30
                               June   September   December    March      June
                               2004        2004       2004     2005      2005
                                GBP         GBP        GBP      GBP      GBP
-----------------------------------------------------------------------------
O2 UK(1)                       22.0        23.7       25.7     28.6      28.2
O2 Germany                     20.9        20.4       22.3     23.2      22.6
O2 Ireland                     21.8        19.0       20.9     23.2      21.9
-----------------------------------------------------------------------------
O2 Group(1)                    21.7        22.4       24.3     26.5      26.0
-----------------------------------------------------------------------------

12 months ended:

                                                                  %         %
-----------------------------------------------------------------------------
O2 Group(1)                                                    23.7      24.8
-----------------------------------------------------------------------------

(1) Adjusted for the effect of adoption of International Financial Reporting Standards (IFRS)

9.   Non-SMS data as percentage of service revenues

3 months ended:                  30          30         31       31        30
                               June   September   December    March      June
                               2004        2004       2004     2005      2005
                                GBP         GBP        GBP      GBP      GBP
-----------------------------------------------------------------------------
O2 UK(1)                        2.1         2.5        2.9      3.8       3.6
O2 Germany                      2.8         3.1        3.8      4.4       4.7
O2 Ireland                      1.2         1.4        1.6      1.9       1.8
O2 Group(1)                     2.2         2.6        3.0      3.8       3.8
-----------------------------------------------------------------------------

(1) Adjusted for the effect of adoption of International Financial Reporting Standards (IFRS)

APPENDIX 1 - Re-statement of O2 UK quarterly KPI's affected by IFRS

1.   ARPU - 12 month rolling (GBP)

3 months ended:                           30          30         31       31
                                        June   September   December    March
                                        2004        2004       2004     2005
                                         GBP         GBP        GBP      GBP
----------------------------------------------------------------------------
IFRS
Pre-pay                                  137         139        139      138
Post-pay                                 521         525        530      527
Blended                                  269         273        275      273

UK GAAP as previously reported
Pre-pay                                  143         145        145      143
Post-pay                                 537         541        545      542
Blended                                  279         282        283      281

Effect of restatement
Pre-pay                                   (6)         (6)        (6)      (5)
Post-pay                                 (16)        (16)       (15)     (15)
Blended                                  (10)         (9)        (8)      (8)
----------------------------------------------------------------------------

2.   ARPU - monthly average (GBP)

3 months ended:                           30          30         31       31
                                        June   September   December    March
                                        2004        2004       2004     2005
                                         GBP         GBP        GBP      GBP
----------------------------------------------------------------------------
IFRS
Pre-pay                                   12          12         11       11
Post-pay                                  45          45         43       43
Blended                                   23          23         22       22

UK GAAP as previously reported
Pre-pay                                   12          13         12       11
Post-pay                                  46          46         44       44
Blended                                   24          24         23       23

Effect of restatement
Pre-pay                                    -          (1)        (1)       -
Post-pay                                  (1)         (1)        (1)      (1)
Blended                                   (1)         (1)        (1)      (1)
----------------------------------------------------------------------------


3. Data as percentage of service revenues

3 months ended:                           30          30         31       31
                                        June   September   December    March
                                        2004        2004       2004     2005
                                         GBP         GBP        GBP      GBP
----------------------------------------------------------------------------
O2 UK
IFRS                                    22.0        23.7       25.7     28.6
UK GAAP as previously reported          21.3        23.0       25.0     27.7
Effect of restatement                    0.7         0.7        0.7      0.9
----------------------------------------------------------------------------

APPENDIX 2 - Re-statement of O2 UK revenues under IFRS and impact on EBITDA margin


Year ended 31 March 2005                                 IFRS
                                        UK GAAP   adjustments          IFRS
                                    GBP million   GBP million   GBP million
---------------------------------------------------------------------------
Service revenue                           3,627          (120)        3,507
Other revenue                               403            12           415
---------------------------------------------------------------------------
Total revenue                             4,030          (108)        3,922
Operating costs (1)                      (2,847)          108        (2,739)
---------------------------------------------------------------------------
EBITDA                                    1,183             0         1,183
---------------------------------------------------------------------------
EBITDA margin                              29.4%          0.8%        30.2%
---------------------------------------------------------------------------

(1)  Excluding depreciation, amortisation and exceptional items.

Under UK GAAP O2 UK recognised the MNP termination fees of GBP108 million on a gross basis and thus included these amounts in both revenue and cost of sales. Under IFRS O2 will recognise the termination payments on a net basis. This adjustment is solely a reclassification which does not alter profit or cash flow.

In addition the commission received by O2 UK from the receiving operator, of GBP12 million, has been re-classified from Service revenue to Other revenue. This adjustment has no effect on the O2 UK's total revenue.

Six months ended 30 Sept. 2004                           IFRS
                                        UK GAAP   adjustments          IFRS
                                    GBP million   GBP million   GBP million
---------------------------------------------------------------------------
Service revenue                           1,848           (63)        1,785
Other revenue                               189             5           194
---------------------------------------------------------------------------
Total revenue                             2,037           (58)        1,979
Operating costs (1)                      (1,456)           58        (1,398)
---------------------------------------------------------------------------
EBITDA                                      581             0           581
---------------------------------------------------------------------------
EBITDA margin                              28.5%          0.9%         29.4%
---------------------------------------------------------------------------

(1)  Excluding depreciation, amortisation.


O2 plc contacts:
Richard Poston                       David Boyd
Director, Corporate Affairs          Head of Investor Relations
O2 plc                               O2 plc
richard.poston@o2.com                david.boyd@o2.com
t: +44 (0)1753 628039                t: +44 (0)1753 628230

David Nicholas                       John Crosse
Director of Communications           Investor Relations Manager
O2 plc                               O2 plc
david.nicholas@o2.com                john.crosse@o2.com
t: +44 (0) 771 575 9176              t: +44 (0)1753 628198

O2 press office: 01753 628402

     All O2 Group news releases can be accessed at our web site: www.o2.com

(end)
                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date:20 July 2005                       By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary